Exhibit 99.1

Ohmyhome Reports First Half 2023 Results and Is Geared For 3X Growth in 2024

Ohmyhome achieves S$2.2 million revenue in 1H 2023, partners with a US portal for cross border transactions between USA and SouthEast Asia, geared for 3X Growth in 2024 and a positive EBITDA in 2025

●	Revenues totaled S$2.2 million
●	Net income loss totaled S$2.5 million, or S$0.13 per diluted share
●	Cash and Cash Equivalents totaled S$6.3 million
●	Ohmyhome sellers continue to sell above valuation 60% of the time. Total number of transactions reached 14,500, and total GTV reached US$2.9 billion.
●	Partnership with eMediaLinks, an exclusive partner with House.sina North America and North America Division of Weibo (largest mandarin-speaking social media community with 599 million MAUs)

Singapore, October 3, 2023 — Ohmyhome Ltd. (NASDAQ: OMH, “Ohmyhome”, “the Company”), a one-stop-shop property technology platform providing end-to-end property solutions and services to buy, sell, rent, and renovate homes, today reported the results for the six months ended June 30, 2023.

“This year marks the launchpad for a transformative journey that will elevate the company to unprecedented heights. Ohmyhome is now well-positioned to expand our market share, geographic territories and continue to grow as we strengthen our market presence and deliver value to clients in Singapore and beyond.” said Rhonda Wong, CEO and Co-Founder of Ohmyhome.

Ohmyhome Announces Partnership with eMediaLinks, an Exclusive Partner with House.sina and Weibo North America

On October 3, 2023, Ohmyhome has announced a partnership with eMediaLinks, a Washington-based global real estate marketing company who has an exclusive partnership with House.sina in North America and with the North America division of Weibo, one of the largest social networks in the Mandarin-speaking community globally, with 599 million monthly active users and 258 million average daily active users as of June 2023.

According to the U.S. Department of States, there are more than 4,500 U.S. companies registered in Singapore and the United States is the largest foreign investor in Singapore, with about $270 billion in direct investments. The bilateral free trade agreement (FTA) with Singapore has also made Singapore the US’s largest trading partner in Southeast Asia, supporting approximately 215,000 American jobs.

This partnership embodies a bold vision to grow market share in the cross border transactions segment, enabling Ohmyhome to market properties in Southeast Asia to a vast audience of interested buyers through house.sina and Weibo North America. The Partnership further connects Ohmyhome to the global stage and allows its customers to explore properties in the USA, and allows homeowners and agents from the US to market to potential Singapore buyers.

Rhonda Wong, CEO of Ohmyhome, said “With the ever changing geopolitical dynamics and shifting of global supply chain, we are seeing increasing interests from customers looking to move their businesses and homes outside of their home country in the post-pandemic world. Americans have a strong tax advantage in Singapore when it comes to property purchases and have recently replaced Chinese as the top foreign buyers of private apartments in Singapore. Likewise, we are also observing growing interests from Asia to invest in properties in the USA.”

This partnership is expected to increase Ohmyhome’s sales revenue in Singapore’s private residential segment. Revenue per transaction in the private market is significantly larger than in the HDB market, and therefore is expected to contribute to revenue growth and accelerate the company’s path to profitability.

Matt Bonds, Founder and CEO of eMediaLinks shared “As Southeast Asia continues to be a hotspot for business and investment, we are proud to partner with Ohmyhome, the leading property transactions technology SuperApp in SouthEast Asia, to accelerate property demand in the USA. Our customers who are interested in properties in SouthEast Asia can now be serviced by an experienced and dedicated company from the start to the end of their property purchase and investments.”

Poised for Future Growth

Revenues in 1H 2023 totaled S$2.2 million, compared to S$3.4 million in 1H 2022. Net Loss totaled S$2.5 million, compared to S$0.9 million in 1H 2022.

Cash and Cash Equivalents as at June 30, 2023 is S$6.3 million, a stark improvement from S$0.3 million as at December 31, 2022. Current Assets increased by 1059% year-over-year to S$7.0 million from the IPO proceeds and Current Liabilities has reduced by 207% year-over-year to S$1.1 million after S$2.3 million net loan repayments.

Results for 1H 2023 include impacts from additional requirements by the government for HDB transactions and property cooling measures by the government, effectively protracting the duration of a property transaction from 3 months to 6 months. Renovation activities dipped correspondingly as buyers and sellers required longer durations to transact their properties, leading to lower transaction volumes and an estimated overall decline of S$1.2 million in revenue. The Company believes that these challenges are temporary and are optimistic in a resurgence in transaction volume.

The company has launched its latest innovative product, HomerAI, a ‘digital agent’ for customers in Q2 2023. Consumers can now access Ohmyhome’s suite of services including live e-valuation, past transactions figures, cash proceeds calculations and expect continuous enhancements to HomerAI. In Q4 2023, registered homeowners will be able to use a mortgage calculator to estimate price affordability and consult a digital agent to plan the timeline of their marketing and transaction of their properties according to their needs. Till date, the company has over 5,000 verified homeowners with their homes connected on the platform.

Forward-Looking Financial Guidance

Ohmyhome is estimated to achieve a three-fold growth in revenue in 2024 and a positive EBITDA in 2025.

The company continues to focus on its key strategies of growing market share in existing markets and expanding our geographies, acquiring companies whose offerings accelerate our growth, and increasing service offerings and becoming a property Super App.

“Ohmyhome has an unwavering commitment to becoming a property Super App. Today, we are able to better serve and convert customers, achieve greater prices for home sellers and lead in our number of transactions per agent. The partnership with eMediaLinks will place us at the forefront of US and SEA’s cross border transactions and allow us insights into the US market while we continue to explore a potential expansion in the market.” said Rhonda Wong, CEO and Co-Founder of Ohmyhome.

Ohmyhome is expected to achieve synergy realization leading to revenue growth and improved profitability in the next two years.

The Company’s guidance is based on current plans and expectations and is subject to a number of known and unknown uncertainties and risks, including those set forth below in the Company’s “Safe Harbor Statement”.

About Ohmyhome

Ohmyhome is a one-stop-shop property technology platform in Singapore that provides end-to-end property solutions and services to buy, sell, rent, and renovate homes. Since its launch in 2016, Ohmyhome has transacted over 14,500 properties. It is also the highest-rated property transaction platform, with more than 8,000 genuine reviews, and an average rating of 4.9 out of 5 stars.

Today, Ohmyhome is the first Singaporean company listed in the US in 2023 and the first women-only founded Proptech company listed in the US.

Ohmyhome is dedicated to bringing speed, ease, and reliability to property-related services and to becoming the most trusted and comprehensive property solution for everyone.

For more information, visit: https://ohmyhome.com/en-sg/

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Appendix for unaudited Condensed Version of Comprehensive Income Statement

	For the Six Months Ended June 30,
	2022	2023
	SGD	SGD
	(unaudited)	(unaudited)

Operating revenues	3,382,514	2,167,021
Cost of revenues	(1,856,142)	(1,363,376)
Gross profit	1,526,372	803,645

Operating expenses	(2,666,931)	(3,430,676)

Total other income, net	205,147	130,145

NET LOSS	(935,412)	(2,496,886)

LOSS PER SHARE – BASIC AND DILUTED	(0.06)	(0.13)

Appendix for unaudited Condensed Version of Consolidated Balance Sheet

	December 31,	June 30,
	2022	2023
	SGD	SGD
	(unaudited)	(unaudited)
ASSETS
Current assets	603,536	6,991,621
Property and equipment, net	35,362	17,465
Non-current assets	1,529,892	691,644
Total assets	2,168,790	7,700,730

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	3,431,590	1,117,126
Non-current liabilities	920,308	611,637
Total liabilities	4,351,898	1,728,763

SHAREHOLDERS’ EQUITY	(2,183,108)	5,971,967

Appendix for unaudited Condensed Consolidated Statements of Cash Flows

	For the Six Months Ended June 30,
	2022	2023
	SGD	SGD
	(unaudited)	(unaudited)

Net loss	(935,412)	(2,496,886)
net cash used in operating activities	(291,562)	(2,546,400)
net cash (used in)/ provided by investing activities	857,560	(287,430)
net cash provided by /(used in) financing activities	(17,872)	8,848,175

Foreign currency effect	(11,736)	32,408

net change in cash and cash equivalents	536,390	6,046,753
cash, cash equivalents and restricted cash at beginning of period	1,220,931	301,433
cash, cash equivalents and restricted cash at period end	1,757,321	6,348,186

For more information

Investor Contact:

Skyline Corporate Communications Group, LLC

Scott Powell, President

One Rockefeller Plaza, 11th Floor

New York, NY 10020 USA

Office: (646) 893-5835 x2

Email: info@skylineccg.com

Visit the Investor Relation Website: ir.ohmyhome.com